July 15, 2025

Udaychandra Devasper
Chief Financial Officer
Stardust Power Inc.
15 E. Putnam Avenue, Suite 378
Greenwich, Connecticut 06830

       Re: Stardust Power Inc.
           Form 10-K For The Fiscal Year Ended December 31, 2024
           Filed March 27, 2025
           File No. 001-39875
Dear Udaychandra Devasper:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing